GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road, Greenwood Village CO 80111

April 7, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“GWLA (“Great-West”)

Variable Annuity-8 Series Account of the company (the “Registrant”)

SecureFoundation® II Variable Annuity (IRA) (the “Contract”)

Post-Effective Amendment No. 2 to the Registration Statement on Form N-4

(the “Amendment”)

File No. 811-23050

Mr. Buda:

On behalf of Great-West and the above-named Registrant, this letter provides the Registant’s response to Commission staff comments communicated via telephone on March 26, 2017, with regard to the Amendment filed with the Commission on February 10, 2017, pursuant to Rule 485(a) under the Securities Act of 1933. For convenience, the staff’s comments are set forth below, followed by our responses. I am forwarding via e-mail a copy of this correspondence as well as a courtesy copy pdf of the prospectus that shows as tracked changes revisions we have made in response to the staff’s comments.

Prospectus Comments

Prospectus Comment 1. Name of Contract on Cover Page and Edgar. Please conform the Edgar name of the Contract to the name appearing on the Cover Page of the Prospectus.

Response: Comment complied with. We have revised the Edgar name to conform to the exact name on the Cover Page of the Prospectus. We also added a reference on the Cover Page indicating that state variations as to availability of the Contract are listed in Appendix A.

Prospectus Comment 2. Fee Table (Page 4 of the Prospectus). Please provide only the current fee in the “Current Fee” box of the second chart showing current and maximum fees and expenses.

Response: Comment complied with. We removed the range provided in the draft for the VAC and included only the current fee which is 0.00%. We also removed the range for the total separate account annual expenses including the Guarantee Benefit Fee and provided only the current of 0.90%.

Prospectus Comment 3. Footnote 2 in Fee Table (Page 4 of Prospectus, referring to Guarantee Benefit Fee. State where in the Prospectus information on the Guarantee Benefit Fee can be found.

Response: Comment complied with. We added a sentence indicating in FN 2 that the Guarantee Benefit Fee information can be found under the Section entitled “The Guaranteed Lifetime Withdrawal Benefit”.

Prospectus Comment 4. The Example. (Page 4 of the Prospectus). Revise the second sentence of the Example to state that the costs include the maximum transaction expenses, and change the word “variable account” to “Separate Account”, as in the Fee Table, above.

Response: Comment complied with.

Prospectus Comment 5. Example, (Page 5 of the Prospectus, paragraph (2)). Revise the first sentence under the Example chart to read “The fee tables and examples should not be considered a representation of past or future expenses and charges of the Contract or Covered Funds.”

Response: Comment complied with. We added “the Contract or” to the sentence.

Prospectus Comment 6. Addition, Deletion or Substitution of Funds. (Page 6 of the Prospectus). The first sentence of the paragraph preceding the bullet points, where obtaining the consent of the departments of insurance appears, add “and the SEC, if applicable.”

Response: Comment complied with. We have revised the sentence to include consent by the SEC, as well as complied with a later comment to consolidate this information with information under “Addition, Deletion or Substitution of Funds” previously on page 8. We moved that information to page 6 and consolidated the duplicative language.

Prospectus Comment 7. Fund availability. (At the bottom of page 7, beginning of page 8 of the Prospectus), under “The Covered Funds”, revise the sentence that states “Not all Covered Funds are available in all states” and if there are state variations, reference the appendix and provide the variations there. If there are different fund lineups available through different distribution channels or financial intermediaries, you indicated that we will need to offer them through a different prospectus.

Response: Comment complied with. We have added an appendix for state variations in contract provisions. Currently, all Covered Funds are available in all states where the contract has been approved; however, we have included language stating that should any Fund be unavailable in a particular state, that fund would be listed in an appendix to the Prospectus. We made this same change at the bottom of the Cover Page of the Prospectus.

Prospectus Comment 8. Covered Funds. (Page 8 of the Prospectus,) Consolidate Addition, Deletion or Substitution of Funds with similar disclosure on page 6, and keep number of funds being discussed for removal or replacement consistent.

Response: Comment complied with. We consolidated and moved the information in “Addition,, Deletion or Substitution of Funds” to page 6 of the Prospectus (See Comment 6).

Prospectus Comment 9. Free Look Period. (Page 9 of the Prospectus,). Please reference and provide different state versions of free look requirements in a state variation appendix.

Response: Comment complied with. We have referenced that state variations to free look requirements can be found in Appendix A

Prospectus Comment 10. The Guaranteed Lifetime Withdrawal Benefit, (Page 11 of the Prospectus). Please provide a list of all fees relating to the GAWs rather than simply providing examples of other fees. This occurs in three different places – on the top and middle of page 11 and once at the bottom of page 12 under “Settlement Phase.”

Response: We respectfully reject this comment. We believe providing examples of extra-contractual fees are instructive and provide the Contractholder an idea of the types of fees we consider to be completely outside the Contract. We have clarified the language to indicate that these types of charges are not related in any way to the offering or administration of the contract, but left in the examples. We have handled all sections relating to this comment in a similar manner.

Prospectus Comment 11. Termination of the GLWB. (Page 14 of the Prospectus.) Please remove the third bullet point beginning with “subject to any grace period” and in the next bullet point explain “discontinued or otherwise removed ........within [x] days”.

Response: Comment complied with. We have clarified that we are referring to an instance where the Covered Fund is being removed and the Contractowner’s invested assets need to be transferred from such Fund. In such an instance, if the Contractowner does not agree to transfer such invested assets to a comparable Covered Fund made available by Great-West, he/she would lose the Benefit Base in that Covered Fund.

Prospectus Comment 12. Installments. ( Page 17 of the Prospectus). In the fourth paragraph, second to last sentence, please explain how a missed payment could result in an Excess Withdrawal.

Response: Comment complied with. The disclosure has been revised to explain how not taking the full annual GAW amount in any year before the next Ratchet Date could result in an Excess Withdrawal. A Ratchet Date during the withdrawal phase is the Initial Installment Date (date of first periodic GAW payment) and every anniversary of the Initial Installment Date thereafter.

Prospectus Comment 13. Effect of Excess Withdrawals. (Page 20 of the Prospectus.) Please add “unless a withdrawal is requested by Great-West” language making it clear that withdrawals will not be deemed “Excess Withdrawals” if such withdrawals are requested by Great-West.

Response: Comment complied with. We have added “Generally, unless Great-West requests the withdrawal” in the second sentence and an explanatory note at the end of the section indicating that any Great-West request for a Transfer or withdrawal will not be deemed an Excess Withdrawal unless the Contractowner refuses to make a Transfer of assets in a Covered Fund that is being eliminated to the comparable Covered Fund being offered as a replacement Covered Fund by Great-West.

Prospectus Comment 14. Settlement Phase. (Page 21 of the Prospectus). Please revise language in Settlement Phase to remove examples of certain other fees not related to the Contract.

Response: We handled this comment in a similar manner to other sections that prompted the same comment.

Prospectus Comment 15. Requesting Transfers. (Page 23 of Prospectus) Please delete “subject to” in the first paragraph, first sentence, and provide any limitations.

Response: Comment complied with. We removed “subject to the limitations of your Contract” and repeated disclosure appearing on Page 16 of the Prospectus, indicating that Great-West reserves the right to limit the number of transfers or set a minimum transfer amount. Although we impose no restrictions currently, if we were to impose any transfer restrictions such restrictions would appear in the body of the Contract and prospectus.

Prospectus Comment 16. Requesting Transfers. Trading. (Page 24 of the Prospectus). Above the section “Market Timing and Excessitve Trading”, please add “you should carefully consider before you make any withdrawals or Transfers from Covered Funds because they may be deemed Excess Withdrawals.”

Response: We respectfully reject this comment because to include the language results in redundancy. In the first sentence of the second paragraph of that section, we already state “When requesting a Transfer, you should consider its impact on your GLWB.”

Prospectus Comment 17. Charges and Deductions. (Page 25 of the Prospectus). Please delete the paragraph beginning with: “Your Contract may offer a grace period following the due date for remittance to Great-West of payments for charges and deductions.” Also, under sub-section “Variable Asset Charge” please clarify to indicate that currently no Variable Asset Charge applies, but that Great-West reserves the right to collect one in the future. Under “Guarantee Benefit Fee” revise last paragraph to clarify that any increase in the rate of the fee may apply only prospectively (not retroactively) either to all assets held in the Contract or only to Contributions made after the increase at Great-West’s discretion.

Response: Comment complied with.

Prospectus Comment 18. Custodian or Trustee Service Charges and Fees (Page 26 of the Prospectus). Comment stricken by the staff.

Response: None required

Prospectus Comment 19. Annuity Payment Options. (Page 26 of the Prospectus). Please state what would happen in Option One if Payee dies before the first annuity payment is made, and in Option Two what would happen if both the Payee and Joint Payee should die before the first annuity payment is made. Please also fix typo in Option Two.

Response: Comment complied with. In either Option One or Two, if death occurs before the first annuity payment is made, the designated beneficiary (ies) would receive the Contract Value, which would include the premium payment for the purchased annuity, in which case no annuity payments would be payable to the beneficiary(ies). We added the appropriate language in both Options. We also corrected the typographical error in Option Two.

Prospectus Comment 20. State Variations. (Page 29 of the Prospectus). Please delete the last sentence of the paragraph and refer all state variations to the appendix.

Response: Comment complied with. The disclosure has been revised accordingly.

Prospectus Comment 21. Rights Reserved by Great-West. (Page 29 of the Prospectus). Please revise language. Last sentence as written appears to conflict with the rest of the paragraph. Please delete if not accurate.

Response: Comment complied with. We revised the paragraph to make clear that we are referring to an investment option that is frozen (i.e., closed to incoming Transfers and new Contributions).

Registration Statement Comment 22. Item 27 of Part C. Please insure that the number of Contractholders is accurate.

Response: Comment complied with. Great-West confirms that there are still no contractholders of the IRA version of the SecureFoundation® II Contract.

Registration Statement Comment 23: Please ensure that the chief accounting officer signs under Section 6.

Response: Great-West confirms that the chief accounting officer has signed.

*            *             *

We believe that we have been fully responsive to the Staff’s comments and that our responses do not raise additional issues for the Staff’s consideration. To meet the deadlines established with our business partners, we will be filing our 485(b) Amendment on April 13, 2017; therefore, it is important that we receive any additional substantive comments before then.

Thank you for your time and attention to the Amendment, and for any assistance you can provide in meeting our deadlines.

Please direct any questions or comments to me at (303) 737-2660 or contact me via email at kirsty.lieberman@greatwest.com.

Sincerely,

/s/ Kirsty Lieberman

Kirsty Lieberman, Senior Counsel

Great-West Life & Annuity Insurance Company